June 4, 2019

Matthew White
Chief Financial Officer
Linde plc
10 Priestley Road
Surrey Research Park
Guilford
Surrey GU2 7XY
United Kingdom

       Re: Linde plc
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 001-38730

Dear Mr. White:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis
Consolidated Results and Other Information, page 25

1. We note that gross margin represents a non-GAAP financial measure since this measure excludes depreciation and amortization. Excluding depreciation and amortization from gross margin appears to result in a non-GAAP measure that is based on individually tailored accounting principles as it does not contemplate all costs of sales. Tell us how you considered Question 100.04 of the Non-GAAP C&DIs. Please address this comment as it relates to your Form 10-Q for the quarter ended March 31, 2019 and your Item 2.02
      Forms 8-K that include this non-GAAP measure.
 Matthew White
Linde plc
June 4, 2019
Page 2
Non-GAAP Financial Measures, page 55

2. We have the following comments regarding your Adjusted Operating Profit and Margin,
         Adjusted Interest - Net, Adjusted Income Taxes and Effective Tax Rate, Adjusted
         Controlling Interests from Continuing Operations, Adjusted Income from Continuing
         Operations and Adjusted Diluted Earnings Per Share from Continuing Operations non-
         GAAP Measures:

             We note that each of these measures excludes the effect of purchase accounting related to the Linde acquisition. Please tell us about each material component of these adjustments.
             Excluding "purchase accounting impacts" may result in non-GAAP measures that are based on individually tailored accounting principles. Please tell us why you believe these measures are useful to investors and how you considered Question 100.04 of the
             Non-GAAP C&DIs; and
             Please tell us why you believe these expenses are not indicative of on-going business performance as it appears these expenses will continue into the future.
3. With regard to your Adjusted Income from Continuing Operations and Adjusted Diluted
         Earnings Per Share from Continuing Operations, please present the tax effect of your adjustments as a separate line item. Refer to Question 102.11 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.


4. Please note that the above comments are also applicable to your Form 10-Q for the quarter ended March 31, 2019 as well as your Item 2.02 Forms 8-K since they include similar measures, including on a pro forma basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker,
Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameMatthew White
                                                              Division of
Corporation Finance
Comapany NameLinde plc
                                                              Office of
Manufacturing and
June 4, 2019 Page 2                                           Construction
FirstName LastName